SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida  33431

telephone (561) 362-959
email: jim@swblaw.net

March 29, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Attention:                      Philip Rothenberg

Re:           Secured Financial Network, Inc. (the “Company”)
Amendment No. 1 to the Information Statement on Schedule 14C
File No. 000-28457

Ladies and Gentlemen:

This firm is counsel for the Company.  The Company has filed the above referenced amendment to the preliminary information statement and requested correspondence pursuant to oral comments received from Mr. Rothenberg.  Please direct all questions and comments on this information statement to the undersigned.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:           Mr. Jeffrey Schultz